            December 19, 2007

VIA EDGAR

Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Kinetic Concepts, Inc.
Definitive 14A
Filed April 27, 2007
File No. 001-09913

Dear Ms. Gowetski:

We are writing on behalf of our client, Kinetic Concepts, Inc., a Texas corporation (the "Company"), in response to your letter dated December 5, 2007 (the "Comment Letter") with respect to the executive compensation and other related disclosure in the Company's Definitive Proxy Statement on Schedule 14A filed April 27, 2007.  Pursuant to our recent conversation, we confirm that the Company expects to provide a response to the Comment Letter by January 11, 2008.

If you have any questions or require additional information, please contact the undersigned at (650) 470-4590.

Sincerely,

/s/  Gregory C. Smith

Gregory C. Smith

cc:           John T. Bibb, Kinetic Concepts, Inc.